As filed with the Securities and Exchange Commission on May 15, 2015.

Registration Nos. 333-40265

811-08481

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 43	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 44	☒

(Check Appropriate Box or Boxes)

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq.

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

This Post-Effective Amendment relates to all series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A (File Nos. 333-40265; 811-08481) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 43 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 43 does not change the form of the prospectuses and Statement of Additional Information relating to Post-Effective Amendment No. 42 filed electronically on April 30, 2015 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 43 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

Item 28. Exhibits

Exhibit No.	Description

(a)(1)	Second Amended and Restated Declaration of Trust dated March 2, 2011, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (a)(1)), filed on April 29, 2011.

(a)(2)	Certification of Amendment of Certificate of Trust dated April 24, 2006, is incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (a)(2)), filed on June 14, 2006.

(b)(1)	Amended and Restated Bylaws dated March 2, 2011, are incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (b)(1)), filed on April 29, 2011.

(c)(1)	Article VI and IX of Registrant’s Second Amended and Restated Declaration of Trust dated March 2, 2011 define the rights of holders of securities being registered.

(d)(1)	Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (d)(1)), filed on April 29, 2011.

(d)(1)(i)	Amendment No. 1 to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated February 28, 2011, is incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (d)(1)(i)), filed on April 26, 2013.

(d)(1)(ii)	Amendment No. 2 to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated January 23, 2013, is incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (d)(1)(ii)), filed on April 26, 2013.

(d)(1)(iii)	Schedule A, effective May 1, 2015, to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated January 23, 2013, is filed herewith as
Exhibit (d)(1)(iii) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(d)(2)	Investment Sub-Advisory Agreement among Columbia Management Investment Advisers, LLC, Marsico Capital Management, LLC (“Marsico”) and the Registrant, dated May 1, 2010, last amended January 23, 2013, is incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (d)(2)), filed on May 15, 2014.

(e)(1)	Distribution Agreement between the Registrant and Columbia Management Investment Distributors, Inc., dated September 7, 2010, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (e)(1)), filed on April 29, 2011.

(e)(2)	Schedule I, effective May 1, 2015, to the Distribution Agreement, dated September 7, 2010, between the Registrant and Columbia Management Investment Distributors, Inc., is filed herewith as Exhibit (e)(2) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(f)(1)	Form of Deferred Compensation Plan, is incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (f)(1)), filed on February 19, 2010.

(g)(1)	Second Amended and Restated Master Global Custody Agreement between the Registrant and JPMorgan Chase Bank, N.A. (“JPMorgan”), is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (g)(1)), filed on April 29, 2011.

(h)(1)	Administrative Services Agreement between the Registrant, the other parties listed on Schedule A and Columbia Management Investment Advisers, LLC, dated December 16, 2013, is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(1)), filed on April 28, 2014.

(h)(1)(i)	Schedule A and Schedule B, effective as of May 1, 2015, to the Administrative Services Agreement, by and between the Registrant, the other parties listed on Schedule A, and Columbia Management Investment Advisers, LLC, are filed herewith as Exhibit (h)(1)(i) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(h)(2)	Transfer and Dividend Disbursing Agent Agreement among the Registrant and Columbia Management Investment Services Corp., dated September 7, 2010, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(2)), filed on April 29, 2011.

(h)(3)	Schedule A, effective May 1, 2015, to the Transfer and Dividend Disbursing Agent Agreement, among the Registrant and Columbia Management Investment Services Corp., dated September 7, 2010, is filed herewith as Exhibit (h)(3) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(h)(4)	Participation Agreement with Hartford Life Insurance Company (“Hartford”), dated March 13, 1998, is incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(6)), filed on March 7, 2000.

(h)(5)	Amendment No. 1 to the Participation Agreement with Hartford dated May 1, 2002, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(10)), filed on April 30, 2004.

(h)(6)	Amendment No. 2 to the Participation Agreement with Hartford dated May 1, 2003, is incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(8)), filed on April 29, 2005.

(h)(7)

Participation Agreement with Anchor National Life Insurance Company, dated December 1, 2000,

is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(8)), filed on April 30, 2004.

(h)(8)	Participation Agreement among the Registrant, Transamerica Life Insurance Company (“Transamerica”), Stephens Inc. and AFSG Securities Corporation dated May 1, 2001, is incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(8)), filed on April 30, 2001.

(h)(9)	Amendment No. 1 to the Participation Agreement with Transamerica dated May 1, 2002, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(10)), filed on April 30, 2004.

(h)(10)	Amendment No. 2 to the Participation Agreement with Transamerica dated May 1, 2003, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(11)), filed on April 30, 2004.

(h)(11)	Amendment No. 3 to the Participation Agreement with Transamerica dated May 1, 2004, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(12)), filed on April 30, 2004.

(h)(12)	Participation Agreement with GE Life and Annuity Assurance Company dated May 1, 2003, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on
Form N-1A (Exhibit (h)(13)), filed on April 30, 2004.

(h)(13)	Participation Agreement with First SunAmerica Life Insurance Company dated January 1, 2003, is incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement No. 333-40265 of the Registrant on
Form N-1A (Exhibit (h)(14)), filed on April 30, 2004.

(h)(14)	Participation Agreement with Sun Life Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York, dated March 22, 2005, is incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(13)), filed on December 22, 2005.

(h)(15)	Amended and Restated Fee Waiver and Expense Cap Agreement between Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc., Columbia Management Investment Services Corp. and the Registrant, dated May 2, 2011, is incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement No. 333-89661 of Columbia Funds Series Trust on Form N-1A (Exhibit (h)(5)), filed on June 28, 2011.

(h)(15)(i)	Restated Schedule A, effective May 1, 2015, to the Amended and Restated Fee Waiver and Expense Cap Agreement between Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc., Columbia Management Investment Services Corp. and the Registrant dated May 2, 2011, is filed herewith as
Exhibit (h)(15)(i) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(h)(16)	Form of Participation Agreement for the Registrant, is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(19)), filed on April 29, 2011.

(h)(17)	Form of Participation Agreement assumed by the Registrant on behalf of the former registrant Seligman Portfolios, Inc., is incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (h)(20)), filed on April 29, 2011.

(h)(18)	Amended and Restated Credit Agreement as of December 9, 2014, is incorporated by reference to Post-Effective Amendment No. 225 to Registration Statement No. 2-99356 of Columbia Funds Series Trust I on Form N-1A (Exhibit (h)(14)), filed on April 16, 2015.

(i)(1)	Opinion of Goodwin Procter LLP, is incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (i)(1)), filed on April 26, 2013.

(j)	Consent of PricewaterhouseCoopers LLP: Not Applicable.

(k)	Omitted Financial Statements: Not Applicable.

(l)	Initial Capital Agreements: Not Applicable.

(m)	Distribution Plan relating to Class 2 shares (formerly, Class B shares), Exhibit A current as of April 30, 2013, is incorporated by reference to Post-Effective Amendment No. 35 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (m)(1)), filed on April 26, 2013.

(m)(2)	Revised Exhibit A, effective May 1, 2015, to the Distribution Plan relating to Class 2 shares, is filed herewith as Exhibit (m)(2) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(n)	Amended and Restated Rule 18f-3 Multi-Class Plan, effective May 1, 2015, is filed herewith as Exhibit (n) to Post-Effective Amendment No. 43 to Registration Statement No. 333-40265 of the Registrant on Form N-1A.

(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective April 14, 2014, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II on Form N-1A (Exhibit (p)(1)), filed on May 15, 2014.

(p)(2)	Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Threadneedle International Ltd Code of Ethics, effective December 8, 2014, is incorporated by reference to Post-Effective Amendment No. 120 to Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (p)(2)), filed on November 25, 2014.

(p)(3)	Marsico Code of Ethics effective December 10, 2012, is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (p)(3)), filed on April 28, 2014.

(q)(1)	Trustees Power of Attorney to sign Amendments to this Registration Statement, dated January 28, 2015, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-40265 of the Registrant on
Form N-1A (Exhibit (q)(1)), filed on February 20, 2015.

(q)(2)	Power of Attorney for Joseph F. DiMaria, dated February 16, 2015, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (q)(2)), filed on February 20, 2015.

(q)(3)	Power of Attorney for Michael G. Clarke, dated February 16, 2015, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (q)(3)), filed on February 20, 2015.

(q)(4)	Power of Attorney for Christopher O. Petersen, dated February 16, 2015, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (q)(4)), filed on February 20, 2015.

Item 29. Persons Controlled by or Under Common Control with the Registrant

Columbia Management Investment Advisers, LLC (the investment manager or Columbia Management), as sponsor of the Columbia funds, may make initial capital investments in Columbia funds (seed accounts). Columbia Management also serves as investment manager of certain Columbia funds-of-funds that invest primarily in shares of affiliated funds (the “underlying funds”). Columbia Management does not make initial capital investments or invest in underlying funds for the purpose of exercising control. However, since these ownership interests may be significant, in excess of 25%, such that Columbia Management may be deemed to control certain Columbia funds, procedures have been put in place to assure that public shareholders determine the outcome of all actions taken at shareholder meetings. Specifically, Columbia Management (which votes proxies for the seed accounts) and the Boards of Trustees of the affiliated funds-of-funds (which votes proxies for the affiliated funds-of-funds) vote on each proposal in the same proportion as the vote of the direct public shareholders vote; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.

Item 30. Indemnification

Article V of the Registrant’s Declaration of Trust, as amended, provides that the Registrant shall indemnify its trustees and officers (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest) against liabilities and expenses incurred in connection with the defense or disposition of any proceeding in which he or she may be involved or with which he or she may be threatened by reason of being or having been such a trustee or officer, under specified circumstances, all as more fully set forth in the Declaration of Trust, which is filed as an exhibit to this registration statement.

Section 17(h) of the Investment Company Act of 1940 (“1940 Act”) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, no trustee or officer is indemnified under the Declaration of Trust with respect to any matter as to which he or she shall have been adjudicated or determined to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Pursuant to the Distribution Agreement, Columbia Management Distributors, Inc. agrees to indemnify the Registrant, its officers and trustees against claims, demands, liabilities and expenses under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement.

The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser and principal underwriter are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, is unenforceable.

Item 31. Business and Other Connections of the Investment Adviser

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (the Adviser), the Registrant’s investment adviser, or Marsico Capital Management, LLC (Marsico), a subadviser to certain of the Registrant’s portfolios, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

(a) The Adviser, a wholly-owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of the Adviser and certain of its officers is set forth in the Prospectuses and Statements of Additional Information of the Registrant’s portfolios and is incorporated herein by reference. Information about the business of the Adviser and the directors and principal executive officers of the Adviser is also included in the Form ADV filed by the Adviser (formerly, RiverSource Investments, LLC) with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with the Adviser, certain directors and officers of the Adviser also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.

(b) Marsico performs investment management services for the Registrant and certain other clients. Information regarding the business of Marsico and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by Marsico and is incorporated herein by reference. Information about the business of Marsico and the directors and principal executive officers of Marsico is also included in the Form ADV filed by Marsico with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-54914), which is incorporated herein by reference.

Item 32. Principal Underwriters

(a) Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant:

Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Insurance Trust I and Wanger Advisors Trust.

(b) As to each director, principal officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant
William F. Truscott	Chief Executive Officer	Board Member, Senior Vice President

Joseph Kringdon	President and Head of Intermediary Distribution	None

Amy Unckless	Managing Director, Head of Private Wealth Management and Investment Only	None

Jeffrey F. Peters	Managing Director and Head of Global Institutional Distribution	None

Dave K. Stewart	Chief Financial Officer	None

Scott R. Plummer	Senior Vice President, Head of Global Asset Management Legal and Assistant Secretary	None

Michael E. DeFao	Vice President, Chief Legal Officer and Assistant Secretary	Vice President and Assistant Secretary

Stephen O. Buff	Vice President, Chief Compliance Officer	None

Joe Feloney	Vice President – National Sales Manager – U.S. Trust/Private Wealth Management	None

Thomas A. Jones	Vice President and Head of Strategic Relations	None

Gary Rawdon	Vice President – Sales Governance and Administration	None

Thomas R. Moore	Secretary	None

Paul B. Goucher	Vice President and Assistant Secretary	Senior Vice President, Chief Legal Officer and Assistant Secretary

Tara W. Tilbury	Vice President and Assistant Secretary	Assistant Secretary

Nancy W. LeDonne	Vice President and Assistant Secretary	None

Ryan C. Larrenaga	Vice President and Assistant Secretary	Vice President and Secretary

Joseph L. D’Alessandro	Vice President and Assistant Secretary	Assistant Secretary

Christopher O. Petersen	Vice President and Assistant Secretary	President and Principal Executive Officer

Eric T. Brandt	Vice President and Assistant Secretary	None

James L. Hamalainen	Treasurer	None

Ken Murphy	Anti-Money Laundering Officer	None

Kevin Wasp	Ombudsman	None

Kristin Weisser	Conflicts Officer	None
*	The principal business address of Columbia Management Investment Distributors, Inc. is 225 Franklin Street, Boston MA 02110.

(c) Not Applicable.

Item 33. Location of Accounts and Records

Person maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:

•	Registrant, 901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402; 225 Franklin Street, Boston, MA 02110; 50606 Ameriprise Financial Center, Minneapolis, MN 55474

•	Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s subadviser, Marsico Capital Management, LLC, 1200 17th Street, Suite 1600, Denver, CO 80202;

•	Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s transfer agent, Columbia Management Investment Services Corp., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s former custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111, and

•	Registrant’s custodian: JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza, New York, NY 10005

In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.

Item 34. Management Services

Not Applicable.

Item 35. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA FUNDS VARIABLE INSURANCE TRUST I, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and The Commonwealth of Massachusetts on the 15th day of May, 2015.

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of May, 2015.

Signature	Capacity	Signature	Capacity

/s/ Christopher O. Petersen	President	/s/ William A. Hawkins*	Trustee
Christopher O. Petersen	(Principal Executive Officer)	William A. Hawkins

/s/ Michael G. Clarke	Chief Financial Officer	/s/ R. Glenn Hilliard*	Trustee
Michael G. Clarke	(Principal Financial Officer)	R. Glenn Hilliard

/s/ Joseph F. DiMaria	Chief Accounting Officer	/s/ Catherine James Paglia*	Trustee
Joseph F. DiMaria	(Principal Accounting Officer)	Catherine James Paglia

/s/ William P. Carmichael*	Chair of the Board	/s/ Leroy C. Richie*	Trustee
William P. Carmichael		Leroy C. Richie

/s/ Kathleen A. Blatz*	Trustee	/s/ Anthony M. Santomero*	Trustee
Kathleen A. Blatz		Anthony M. Santomero

/s/ Edward J. Boudreau, Jr.*	Trustee	/s/ Minor M. Shaw*	Trustee
Edward J. Boudreau, Jr.		Minor M. Shaw

/s/ Pamela G. Carlton*	Trustee	/s/ Alison Taunton-Rigby*	Trustee
Pamela G. Carlton		Alison Taunton-Rigby

/s/ Patricia M. Flynn*	Trustee	/s/ William F. Truscott*	Trustee
Patricia M. Flynn		William F. Truscott

* By:	/s/ Joseph L. D’ Alessandro
Name:	Joseph L. D’ Alessandro**
Attorney-in-fact

**	Executed by Joseph L. D’Alessandro pursuant to Trustees Power of Attorney, dated January 28, 2015, and incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-40265 of the Registrant on Form N-1A (Exhibit (q)(1)), filed with the Commission on February 20, 2015.

EXHIBIT INDEX

(d)(1)(iii)	Schedule A, effective May 1, 2015, to the Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant

(e)(2)	Schedule I, effective May 1, 2015, to the Distribution Agreement, dated September 7, 2010, between the Registrant and Columbia Management Investment Distributors, Inc.

(h)(1)(i)	Schedule A and Schedule B, effective May 1, 2015, to the Administrative Services Agreement, by and between the Registrant, the other parties listed on Schedule A, and Columbia Management Investment Advisers, LLC

(h)(3)	Schedule A, effective May 1, 2015, to the Transfer and Dividend Disbursing Agent Agreement, among the Registrant and Columbia Management Investment Services Corp.

(h)(15)(i)	Restated Schedule A, effective May 1, 2015, to the Amended and Restated Fee Waiver and Expense Cap Agreement between Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc., Columbia Management Investment Services Corp. and the Registrant

(m)(2)	Revised Exhibit A, effective May 1, 2015, to the Distribution Plan relating to Class 2 shares

(n)	Amended and Restated Rule 18f-3 Multi-Class Plan, effective May 1, 2015